Exhibit (a)(1)(K)
FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE OFFER

TO:	Eligible Participants

FROM:	Chris Kitchen, Executive Vice President and General Counsel

SUBJECT:	Results of the Option Exchange Offer Program

The option exchange offer expired at 11:59 p.m., Eastern Time, on August 16, 2018. Pursuant to the exchange offer, eligible option holders tendered, and Townsquare accepted for cancellation, eligible options to purchase an aggregate of 7,576,109 shares of Townsquare common stock from 109 participants, representing approximately 95.3% of the total shares of common stock underlying options eligible for exchange in the exchange offer. Of the 7,576,109 eligible options tendered in the exchange offer, approximately 42.6% were exercisable for shares of Townsquare's Class A common stock and approximately 57.4% were exercisable for shares of Townsquare's Class B common stock. On August 17, 2018, Townsquare granted replacement options to eligible option holders to purchase approximately 2.8 million shares of Class A common stock and approximately 3.8 million shares of Class B common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of the replacement options granted in the exchange offer was $8.74, the closing price of Townsquare’s Class A common stock as reported on the NYSE on August 16, 2018 plus $0.50. The exchange ratios applicable to the eligible options tendered in the exchange offer were as follows:

		Exchange Ratios (1)
Exercise Price of Eligible Option	Grant Date of Eligible Option	Shares Subject to Eligible Options Surrendered in Option Exchange	Shares Subject to Replacement Options Granted in Option Exchange
$9.63	July 24, 2014	1.165	1
$9.63	August 22, 2014	1.162	1
$9.63	September 10, 2014	1.161	1
$9.63	June 12, 2015	1.141	1
$9.63	August 19, 2015	1.137	1
$9.63	August 26, 2015	1.136	1
$8.96	January 26, 2016	1.054	1
$10.62	January 25, 2017	1.231	1
$8.24	December 21, 2017	*	1
(1) If application of the applicable exchange ratio to a particular replacement option to be granted in exchange for an eligible option tendered results in a fractional share, the number of shares underlying the replacement option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.

* The exercise price of the replacement options is greater than the exercise price of the corresponding eligible options. Accordingly, any elections to exchange such eligible options will be disregarded, and such eligible options will remain outstanding in accordance with their current terms.